Report January – March 2008

including interim financial statements as of March 31, 2008

May 7, 2008
6:30 am (BST), 7:30 am (CET)

Record operating performance in Q1/08

Q4/07	Q1/08	Q1/07	Δ%	in EUR mn	2007	2006	Δ%
492	795	512	55	EBIT	2,184	2,061	6
688	792	480	65	Clean EBIT	2,377	2,257	5
318	446	332	34	Net income after minorities	1,579	1,383	14
408	444	317	40	Clean net income after minorities	1,649	1,521	8
1.07	1.49	1.11	34	EPS in EUR	5.29	4.64	14
1.37	1.49	1.06	40	Clean EPS in EUR	5.52	5.10	8
498	813	671	21	Cash flow from operations	2,066	2,027	2
–	–	–	n.a.	Dividend per share in EUR [1]	1.25	1.05	19

[1] 2007: Proposal to the 2008 AGM

- **Record operating results in Q1/08: EBIT increased by 55% to EUR 795 mn compared to Q1/07; Petrom contributed EUR 277 mn, up 104%; net income after minorities up by 34% to EUR 446 mn; EPS of EUR 1.49, up 34%**

- **Clean EBIT increased by 65% to EUR 792 mn; Petrom contributed EUR 274 mn, up 132%; clean net income after minorities up by 40% to EUR 444 mn; clean EPS of EUR 1.49, up 40%**

- **Outlook 2008: We again expect to deliver robust earnings, supported by new field developments in the upstream, benefits of optimization programs in the downstream, further expansion of the international gas business and the gas logistics business and continued modernization at Petrom.**

Wolfgang Ruttenstorfer, CEO of OMV

"In Q1/08 we achieved a remarkable operating performance. The positive impact from steadily rising oil prices has more than offset the burden of the weaker USD, while the first results of the restructuring measures at Petrom are now starting to feed through. Petrom's clean EBIT contribution more than doubled compared to last year to EUR 274 mn. The previous 7% annual natural decline in Romanian oil production has been largely offset by our modernization measures. A key initiative to increase production volumes and to reduce production costs is the integration of the recently acquired oil service business of Petromservice. An important milestone for the Petrobrazi refinery investment program was the order placement for the hydrocracker reactors, with delivery expected in 2010. In Gas and Power, progress was made on the Nabucco pipeline project with RWE joining as the sixth partner. While pursuing with Petrom's restructuring, we will continue to implement our 2010 growth strategy and strengthen our position in CEE."

Content

Move & More. OMV

Financial highlights

First quarter 2008 (Q1/08)

In Q1/08, results were driven by a continuously favorable crude price environment. The Brent price steadily rose thereby exceeding last year's Q1 by 67%, more than offsetting the burden of a weaker USD. Refining margins were weaker than in Q1/07. The **Group's EBIT** of EUR 795 mn was 55% above the level of Q1/07. The EBIT contribution of **Petrom** was EUR 277 mn. **Net income from associated companies** fell behind Q1/07 reflecting the reduced at-equity result from Petrol Ofisi which was burdened by FX losses due to TRY depreciation vs. the USD. **Net income after minorities** of EUR 446 mn rose by 34% compared to last year's level. **Clean EBIT** was up by 65% at EUR 792 mn after excluding net **special income** of EUR 4 mn mainly related to non-core asset sales in Romania. **Petrom's** clean EBIT contribution increased by 132% to EUR 274 mn. **Clean net income after minorities** was EUR 444 mn and **clean EPS after minorities** were EUR 1.49, up by 40% on Q1/07.

In **Exploration and Production (E&P)**, clean EBIT increased by 75% compared to Q1/07 to EUR 679 mn despite the negative impact of USD exchange rates, essentially reflecting the favorable oil price environment. The Group's oil and gas production was 322,000 boe/d, at the same level as in Q1/07.

In **Refining and Marketing (R&M)**, clean EBIT was EUR 40 mn, exceeding Q1/07 by 39%. The high oil price had a negative effect on costs of own energy consumption in the refineries, but also brought positive inventory effects. Due to higher volumes and a strong non-oil business, the marketing contribution improved considerably.

In **Gas and Power (G&P)**, clean EBIT was up by 11%, mainly due to the strong contribution of the logistics business benefiting from higher transport capacities sold and the consolidation of the operating company of the WAG pipeline. Also, storage utilization stayed at a high level. Marketing and trading volumes increased compared to Q1/07 but difficult market conditions and the regulatory situation burdened the result, especially in Romania.

Significant events in Q1/08

OMV and Gazprom signed a cooperation agreement for them to acquire a 50% interest in the Central European Gas Hub on January 25. This participation relates to the virtual trading hub, the Central European Gas Hub which with this partnership is set to become continental Europe's most important trading platform, further strengthening Europe's security of supply. The physical Baumgarten hub, the entry point for more than a third of Gazprom´s exports to Western Europe remains wholly in OMV´s ownership.

On February 1, OMV announced that the European Commission's Directorate General Competition has received OMV's formal merger notification regarding its intended combination with MOL.

On February 5, RWE Gas Midstream signed agreements to join the Nabucco consortium as sixth strategic partner. From 2013 onwards the pipeline is expected to connect Europe with the natural gas reserves in the Caspian region and the Middle East.

On March 10, OMV announced its plan to optimize the filling station network in Austria and to sell 50 OMV and 50 Avanti filling stations. The sale is expected to be finalized by year-end 2008.

OMV was awarded one additional offshore exploration license in Norway on March 11. The new license is located in the Norwegian Sea in high quality exploration acreage and will be operated by OMV (Norge) AS.

On March 27, Petrom and Romgaz signed a protocol for the contribution to the Social Gas Fund set up by the Romanian government to support private consumers. Petrom's contribution in 2008 to the fund amounts to RON 80 mn (approx. EUR 22 mn).

Outlook 2008

The main focus in 2008 will be new field developments, group-wide cost saving programs and the continued modernization of Petrom. The first results of the modernization efforts in E&P are now visible and we expect Romanian production volumes to increase in 2008. In the Petrom refineries, gradual improvements due to current restructuring investments are expected; however, it is likely that larger earnings improvements will not become visible until after the completion of the large investments in 2011.

We expect the main market drivers (crude price, refining margins and the USD/EUR exchange rate) to remain highly volatile throughout 2008. We assume average crude prices and the Brent and Urals spread to be above the 2007 level, although with considerable short-term fluctuations. The average USD/EUR exchange rate for 2008 is expected to weaken compared to the 2007 year-end level. The RON is expected to depreciate against the EUR and the USD. We foresee refining margins slightly below the 2007 level. In marketing, we expect a slightly better margin environment than in 2007.

E&P volumes are expected to be above last year's level. The development focus will be on New Zealand (Maari), Kazakhstan (Komsomolskoe), Yemen (Habban), Austria (Ebenthal and Strasshof) and Libya (several recent discoveries). In Romania, the well modernization program will continue, as will the efforts to further enhance production efficiency. One of the key initiatives in 2008 will be the integration of the recently acquired oil services business of Petromservice. Overall, industry cost inflation is expected to continue in the high oil price environment. However, actions to tighten cost control, the modernization program at Petrom and higher production quantities will help to improve OPEX in cost per unit terms.

In **R&M**, the restructuring of the Bayernoil refinery network is scheduled to be finalized in 2008. The Neustadt refinery will be shut down in spring for approximately one month and the site in Ingolstadt will be permanently closed in Q3/08, leading to a reduction in the annual refinery capacity of Bayernoil from 12 mn t to 10.5 mn t (thereof OMV share: 45%). The efficiency of the Bayernoil refinery network will be increased through the installation of a new hydrocracker which will enable an increase in the share of heavy crude input and, at the same time, an improvement of the product yield by increasing middle distillates and reducing heavy fuel oil. By the end of 2008, the share of heavy crude oil input in the Schwechat refinery should increase after commissioning of the thermal gasoil unit. Additionally, a further reduction of sulphur content in heating oil extra light down to 10 ppm will be achieved. Also in Burghausen, the desulphurisation unit will be rebuilt to achieve the same results. A continuously increasing demand for fuel is expected especially in the south-eastern EU countries, which should lead, in addition to the ongoing quality improvement of the filling station network, to increased sales and increasing non-oil business contribution.

In the **G&P** segment, the marketing and trading business will focus on extending the trading activities at international hubs and on growing the direct sales business. Due to the regulated market price in Romania and the increasing import price for gas, margins are under severe pressure. For the Nabucco project an open season process is planned for 2008 which should lead to first transport contracts. This will be the basis for the final investment decision. The feasibility studies for the Adria LNG project are to be completed in the course of 2008. Complementary to the LNG regasification projects Gate and Adria LNG, we plan to take important steps toward a participation in a liquefaction terminal. The start of the construction of the power plant in Romania at Petrobrazi will be a milestone in 2008. Further power plant projects are under evaluation.

Driven by our challenging growth targets, the continuing modernization of Petrom's operations and the general trend of increasing costs in the oil industry, **average annual investments** of approximately EUR 3 bn are planned until 2010. All investment decisions are taken on a value-based approach, which is essential if we are to meet our target of a 13% ROACE over the course of the business cycle, given average market indicators.

At a glance

Q4/07	Q1/08	Q1/07	Δ%	in EUR mn	2007	2006	Δ%
5,728	5,955	4,594	30	Sales [1]	20,042	18,970	6
563	679	421	61	EBIT E&P	1,933	1,908	1
(119)	43	29	50	EBIT R&M	84	121	(30)
77	88	79	11	EBIT G&P	244	135	81
(29)	(15)	(17)	(9)	EBIT Corporate and Other	(77)	(103)	(26)
492	**795**	**512**	**55**	**EBIT Group**	**2,184**	**2,061**	**6**
648	679	389	75	Clean EBIT E&P [2]	1,978	1,974	0
(9)	40	29	39	Clean EBIT R&M [2]	224	219	3
79	88	79	11	Clean EBIT G&P [2]	250	135	85
(30)	(15)	(17)	(9)	Clean EBIT Corporate and Other [2]	(76)	(71)	7
688	**792**	**480**	**65**	**Clean EBIT [2]**	**2,377**	**2,257**	**5**
514	773	545	42	Income from ordinary activities	2,412	2,156	12
354	566	401	41	Net income before minorities	1,843	1,658	11
318	446	332	34	Net income after minorities	1,579	1,383	14
408	444	317	40	Clean net income after minorities	1,649	1,521	8
1.07	1.49	1.11	34	EPS in EUR	5.29	4.64	14
1.37	1.49	1.06	40	Clean EPS in EUR	5.52	5.10	8
498	813	671	21	Cash flow from operating activities	2,066	2,027	2
1.67	2.72	2.36	15	CFPS in EUR	6.92	6.80	2
2,453	2,497	321	677	Net debt/(net cash)	2,453	630	289
24	24	3	626	Gearing in %	24	7	245
1,087	815	528	54	Capital expenditures	4,118	2,518	64
–	–	–	n.a.	Dividend per share in EUR [3]	1.25	1.05	19
–	33	25	30	ROfA in %	25	27	(8)
–	18	16	13	ROACE in %	16	18	(14)
–	22	17	29	ROE in %	19	20	(4)
33,665	42,727	39,187	9	OMV employees	33,665	40,993	(18)
28,233	37,230	33,964	10	thereof Petrom Group	28,233	35,813	(21)

[1] Sales excluding petroleum excise tax
[2] Adjusted for exceptional, non-recurring items
[3] 2007: Proposal to the 2008 AGM

Exploration and Production (E&P)

Q4/07	Q1/08	Q1/07	Δ%	in EUR mn	2007	2006	Δ%
1,292	1,181	892	32	Segment sales	4,247	3,968	7
563	679	421	61	EBIT	1,933	1,908	1
(86)	–	32	n.a.	Special items	(45)	(66)	(32)
648	679	389	75	Clean EBIT	1,978	1,974	0

Q4/07	Q1/08	Q1/07	Δ%	Key performance indicators	2007	2006	Δ%
29.8	29.3	28.9	1	Total hydrocarbon production in mn boe	117.2	118.4	(1)
323,000	322,000	322,000	0	Total hydrocarbon production in boe/d	321,000	324,000	(1)
15.4	15.2	14.4	5	Crude oil and NGL production in mn bbl	59.8	61.6	(3)
80.4	79.1	81.4	(3)	Natural gas production in bcf	321.6	317.6	1
88.45	96.71	57.76	67	Average Brent price in USD/bbl	72.39	65.14	11
81.90	89.71	51.89	73	Average realized crude price in USD/bbl	66.27	58.07	14
157.35	58.26	38.47	51	Exploration expenditure in EUR mn	331.29	200.48	65
113.03	26.79	17.34	55	Exploration expenses in EUR mn	221.20	170.91	29
14.21	13.50	12.18	11	OPEX in USD/boe	13.19	11.15	18

Thereof Petrom Group (included above)

Q4/07	Q1/08	Q1/07	Δ%	in EUR mn	2007	2006	Δ%
185	289	190	52	EBIT	806	972	(17)
(77)	–	18	n.a.	Special items	(21)	(49)	(58)
262	289	172	68	Clean EBIT	826	1,020	(19)

Q4/07	Q1/08	Q1/07	Δ%	Key performance indicators	2007	2006	Δ%
195,000	198,000	202,000	(2)	Total hydrocarbon production in boe/d	197,000	204,000	(4)
8.6	8.5	8.4	1	Crude oil and NGL production in mn bbl	34.0	35.6	(4)
1.4	1.5	1.5	(3)	Natural gas production in bcm [1]	5.8	6.0	(3)
85.90	93.00	54.26	71	Average Urals price in USD/bbl	69.38	61.35	13
77.74	84.87	48.79	74	Average realized crude price in USD/bbl	62.43	55.51	12
197.42	197.47	154.05	28	Regulated domestic gas price for producer in USD/1,000 cbm	183.98	122.02	51
18.39	17.29	15.51	11	OPEX in USD/boe	17.03	13.87	23

[1] Reported in bcm, as gas prices in Romania are based on 1,000 cbm

First quarter 2008 (Q1/08)

- **Strong results mainly due to the favorable oil price environment; weakening USD was an impediment**
- **Overall production volumes remained at a similar level as in Q1/07**
- **OPEX in USD/boe were burdened by negative FX-effects and cost inflation**

Segment sales increased significantly compared to Q1/07 mainly due to higher prices, despite weaker USD FX-rates. The **Brent** price was 67% above the level of Q1/07, and the Group's average **realized crude price** even increased by 73% to USD 89.71/bbl. The Urals crude price which is the reference oil price in Romania increased by 71%. The price differential between the Brent price and the realized price increased by 19% from USD 5.9/bbl in Q1/07 to USD 7.0/bbl in Q1/08. The Group's average **realized gas price** in EUR was up by 19% compared to Q1/07, reflecting the gas price increase in Romania during the course of 2007. However, the benefit of the gas price increase in February

2008 was offset in the realized prices because Petrom contributed RON 14.5 mn (approx. EUR 4 mn) in Q1/08 to the newly established Social Gas Fund in accordance with an agreement signed with the Romanian government in March. This Social Fund has been set up to grant financial aid to low-income households using gas for heating purposes in the event of further gas price increases.

EBIT increased by 61% compared to Q1/07. The increased production volumes in Libya, Tunisia, Yemen and New Zealand compensated for the lower volumes in Romania and the UK. The positive effects of the favorable market environment (higher oil and gas prices) more than offset the adverse FX-developments as well as higher exploration expenses. The weakening of the USD adversely affected oil revenues, whereas the weakening of the RON against the EUR (compared to Q1/07) had a positive impact on RON-denominated costs in EUR terms. Romanian gas prices in EUR terms were negatively affected by the weakening of the Romanian currency since they are fixed in RON. Compared to Q1/07, **clean EBIT** was 75% above last year's level. There were no special items in Q1/08.

Production costs excluding royalties in USD/boe (OPEX) increased by 11% compared to Q1/07. In Petrom, OPEX/boe were up by 11% as well, mainly due to lower production volumes and FX-effects (the RON strengthened by 4% against the USD). **Exploration expenditure** increased by 51% to EUR 58 mn compared to Q1/07, mainly due to increased exploration activities in Romania, Libya, Norway and the UK. **Total production** of oil, NGL and gas remained at the same level as in Q1/07, and reached 322,000 boe/d. **Oil and NGL production** was slightly above Q1/07. Oil volumes at Petrom were at a similar level as a result of production improvement programs. As part of the well recompletion program aimed at reducing maintenance shutdowns, 567 wells were modernized in Q1/08; the number of recompleted wells since the start of the program in 2007 reached 2,679. The Habban oil field in Yemen is undergoing its first phase of development and is gradually increasing production. **Gas production** decreased by 3% compared to Q1/07, mainly due to lower gas volumes in Romania, Pakistan and Austria.

Compared to Q4/07, clean EBIT increased by 5% mainly due to higher oil prices and slightly decreased OPEX as well as seasonally lower exploration expenses; these positive impacts, however, were partly offset by negative FX-effects. At Petrom, the positive FX-effect of the weakening RON has favorably impacted reported EUR costs. While the Brent price increased by USD 8.3/bbl, the Group's realized crude price was up by USD 7.8/bbl, reflecting the higher Urals discount to Brent. The Group's oil and gas production was slightly below the level of Q4/07, mainly due to a planned shutdown in Pohokura (New Zealand) and in Schiehallion (UK). In Romania, production was at a slightly higher level than in Q4/07 due to increased gas volumes.

Refining and Marketing (R&M)

Q4/07	Q1/08	Q1/07	Δ%	in EUR mn	2007	2006	Δ%
4,548	4,705	3,499	34	Segment sales	16,312	17,253	(5)
(119)	43	29	50	EBIT	84	121	(30)
(17)	5	39	(88)	thereof petrochemicals west	63	128	(51)
(110)	3	–	n.a.	Special items	(140)	(98)	43
(9)	40	29	39	Clean EBIT	224	219	3

Q4/07	Q1/08	Q1/07	Δ%	Key performance indicators	2007	2006	Δ%
4.34	4.24	5.25	(19)	OMV indicator refining margin in USD/bbl	5.15	4.47	15
5.55	5.99	6.26	(4)	Refining input in mn t	23.22	25.12	(8)
80	87	93	(6)	Utilization rate refineries in %	85	92	(8)
5.39	5.36	5.22	3	Refining sales volumes in mn t	21.42	22.97	(7)
0.37	0.55	0.57	(4)	thereof petrochemicals in mn t	1.97	2.17	(9)
4.31	4.20	3.87	8	Marketing sales volumes in mn t	17.09	18.53	(8)
2,538	2,529	2,511	1	Marketing retail stations	2,538	2,540	0

Thereof Petrom Group (included above)

Q4/07	Q1/08	Q1/07	Δ%	in EUR mn	2007	2006	Δ%
(125)	(23)	(73)	(69)	EBIT	(274)	(338)	(19)
(85)	3	–	n.a.	Special items	(101)	(84)	21
(40)	(26)	(73)	(65)	Clean EBIT	(173)	(254)	(32)

Q4/07	Q1/08	Q1/07	Δ%	Key performance indicators	2007	2006	Δ%
1.61	0.65	4.33	(85)	OMV indicator refining margin east in USD/bbl	3.56	4.01	(11)
1.42	1.46	1.67	(13)	Refining input in mn t	5.92	6.86	(14)
71	73	85	(13)	Utilization rate refineries in %	74	86	(14)
1.41	1.25	1.32	(5)	Refining sales volumes in mn t	5.33	6.17	(14)
0.09	0.09	0.09	(3)	thereof petrochemicals in mn t	0.36	0.39	(9)
1.27	1.20	1.10	9	Marketing sales volumes in mn t	4.65	5.75	(19)
807	810	776	4	Marketing retail stations	807	804	0

First quarter 2008 (Q1/08)

- **Increasing crude prices were a burden on the costs of own energy consumption, but led to inventory gains**
- **Significantly weaker petrochemical business west due to lower volumes and high naphtha prices**
- **Marketing result benefited from higher volumes at a similar margin level to Q1/07**

The impact of higher price levels and volumes led to 34% higher **R&M segment sales** compared to Q1/07. **Clean EBIT** came in substantially above Q1/07 reflecting mainly positive inventory effects in refining and improved marketing volumes. In Q1/08, the sale of non-core assets at marketing of Petrom brought a special gain of EUR 3 mn, resulting in a reported **EBIT** of EUR 43 mn, 50% above the level of Q1/07.

The clean EBIT in **refining** reached a similar level to Q1/07. Despite overall weaker refining margins in EUR, fuels result improved due to a better result at Petrom as a consequence of positive inventory effects and compensated for a weaker petrochemicals result west. In refining west, a weaker development of lower local market price levels compared to Rotterdam for products such as heating oil and heavy fuel oil, especially in Germany but also in Austria, was a burden. The OMV indicator refining margin west of USD 5.46/bbl was only slightly below the level of Q1/07. In contrast, the OMV indicator refining margin east dropped dramatically to USD 0.65/bbl, 85% below the level of Q1/07. The decline in the margins was – due to the weakness of the USD – still substantially stronger in EUR terms. The reported OMV indicator refining margins take the cost of own energy consumption into account. The high own energy consumption of Petrom is an important reason for the sharp decline in the OMV indicator refining margin east compared to Q1/07 due to

the strong increase in oil prices, which could not be compensated by some improvements in the rate of own energy consumption. However, clean EBIT at Petrom improved due to substantial positive inventory effects, which were also recorded in refining west (vs. a negative effect in Q1/07).

Overall **capacity utilization** stood at 87%, significantly below Q1/07. While no refinery turnaround was performed in Q1/08, the start up phase after the 6 weeks shutdown of the full site in Burghausen (maintenance plus increase in petrochemical capacities) still impacted volumes and therefore also the results. Capacity utilization at refining east was 73% (vs. 85% in Q1/07). Mainly due to increased domestic heating oil sales, total **refining sales** were 3% above Q1/07.

In accordance with Petrom's mid-term capital investment program focusing on efficiency and yield improvement, Petrom has already placed orders for important units for the Petrobrazi refinery including the hydrocracker reactors, with delivery expected in 2010.

The **petrochemicals result west** (excluding Petrom) came in significantly below the level of Q1/07, mainly reflecting lower margins and the impact of the start-up phase of the operations in Burghausen after the shutdown in Q4/07 on volumes. WECP margins remained at a similar level to Q1/07, but higher feedstock (naphtha) prices increased the costs of own energy consumption. **Petrochemicals sales volumes west** (excluding Petrom) declined by 4% compared to Q1/07.

The **marketing** result came in well above the level of Q1/07, mainly due to higher volumes and a strong non-oil business. While the margins at Petrom came under pressure as a consequence of the increase of the crude price, margins improved in other countries. The Group's retail and commercial margins were similar to Q1/07. **Marketing volumes** increased by 8% compared to Q1/07 due to both higher retail and commercial sales. Lower commercial volumes at Petrom were more than compensated by higher volumes in the other markets, where the demand for heating oil improved compared to Q1/07. Improved retail station management as well as increased demand led to significantly higher retail sales volumes at Petrom sites. However, despite the successful restructuring process and growing retail volumes, the marketing EBIT at Petrom was negative, reflecting the weaker margins. The number of premium stations stood at 101 at the end of Q1/08. As of March 31, 2008, the total number of **retail stations** in the Group was slightly higher than at the end of Q1/07. In line with the strategy to strengthen the non-oil business, the number of VIVA shops was increased to 1,007 shops per end of Q1/08 from 950 shops at the end of Q1/07.

Compared to Q4/07, clean EBIT in refining improved significantly. While Q4/07 was strongly burdened by two major refinery shutdowns, this was not the case in Q1/08 which experienced slight negative effects from the start-up phase after the cracker expansion in Burghausen. Despite higher diesel spreads, refining margins declined from the Q4/07 levels, reflecting lower gasoline and fuel oil spreads. The refining business again recorded positive inventory effects. In the petrochemical business, high naphtha prices burdened the costs of own energy consumption. Due to higher petrochemical margins and improved sales volumes after the Burghausen shutdown in Q4/07, the petrochemicals result west was clearly above the level of Q4/07. Despite lower volumes, the marketing business was much stronger than in Q4/07, mainly supported by higher retail margins.

Gas and Power (G&P)

Q4/07	Q1/08	Q1/07	Δ%	in EUR mn	2007	2006	Δ%
1,045	1,061	889	19	Segment sales	3,096	2,071	50
77	88	79	11	EBIT	244	135	81
(2)	1	–	n.a.	Special items	(7)	(1)	n.m.
79	88	79	11	Clean EBIT	250	135	85

Q4/07	Q1/08	Q1/07	Δ%	Key performance indicators	2007	2006	Δ%
4.27	4.07	3.96	3	Combined gas sales volumes in bcm	13.07	14.11	(7)
829,339	784,624	804,273	(2)	Average storage capacities sold in cbm/h	771,286	672,400	15
16.31	16.28	15.83	3	Total gas transportation sold in bcm	64.31	58.51	10

Thereof Petrom Group (included above)

Q4/07	Q1/08	Q1/07	Δ%	in EUR mn	2007	2006	Δ%
14	16	19	(14)	EBIT	49	44	12
(1)	1	–	n.a.	Special items	(6)	(0)	n.m.
16	16	19	(17)	Clean EBIT	55	44	26

Q4/07	Q1/08	Q1/07	Δ%	Key performance indicators	2007	2006	Δ%
315	370	300	23	Import price in USD/1,000 cbm	293	297	(1)
197	197	154	28	Regulated gas price for producers in USD/1,000 cbm	184	122	51
1.42	1.50	1.52	(1)	Gas sales volumes in bcm	5.26	4.97	6

First quarter 2008 (Q1/08)

- **Positive impact of higher sales volumes compared to Q1/07 offset negative margin development in Romania**
- **Very strong contribution from the transportation and storage businesses**
- **As of Q1/08 Petrom's fertilizer plant Doljchim is part of G&P**

OMV believes that additional value can be generated through the expansion of the gas value chain in the power business. In order to account for the start of our activities in the power business, the Gas business segment has been renamed Gas and Power as of Q1/08.

EBIT was up 11% compared to Q1/07 due to increased results of the logistics business and the inclusion of the result of the fertiliser plant Doljchim, which more than compensated the difficult market conditions for marketing and trading in Romania.

EBIT in the **marketing and trading** business was burdened by high import prices in Romania whereby the sales prices were almost stable. The total sales volumes of marketing and trading rose compared to Q1/07 by around 3% with stable volumes for Petrom and higher volumes for EconGas. Despite a highly competitive market environment and increasing liquidity in target markets, the EBIT of EconGas of approximately EUR 35 mn was only slightly below the level of Q1/07 (EUR 36 mn).

In Romania, import obligations (the requirement to sell a certain percentage of import gas to eligible customers since Q3/06) burdened the result of Petrom's gas business. The import price in USD increased from USD 300/1,000 cbm in Q1/07 to USD 370/1,000 cbm in Q1/08. The regulated gas price for industrial customers in Romania rose by 18% to USD 385/1,000 cbm in Q1/08 as compared to Q1/07. The average regulated domestic gas price for producers (relevant for Petrom) in Q1/08 was USD 197/1,000 cbm (RON 487/1,000 cbm), by 28% higher compared to Q1/07 (22% in RON terms). The slightly lower sales volumes realised in Q1/08 compared to Q1/07 (-1%) were due to a lower demand on the market and some technical problems caused by adverse weather conditions. The implementation of the Social Gas Fund in Romania only has an impact on Petrom's E&P business and not on the G&P result.

The **transportation business** benefited from higher marketed transportation volumes and the consolidation of the operating company of the WAG pipeline, the Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H. Total gas transportation capacity sold increased by 3%

compared to Q1/07, due to the increased capacity of WAG, which came into operation in Q4/07 and optimized marketing of the transport capacity of other pipelines. Starting with 2008, OMV introduced a new definition for the sold transportation capacity of gas, which supports European efforts in harmonization and transparency. Due to the close interconnection of the pipelines and the increasing importance of sold capacities against the main flow direction of pipelines, the calculation is now based on quantities assigned to shippers or distributors at pipeline connection points. These volumes are based on transit as well as domestic volumes. The storage business profited from solid demand, with withdrawal rates and volumes booked at high levels. Therefore, the average storage volume sold was above last year's level, whereas the average storage capacities sold were down by 2%.

Doljchim, Petrom's fertilizer plant, which is shown as part of Gas and Power starting from Q1/08, profited from high sales prices for methanol and achieved an EBIT of around EUR 3 mn.

Compared to Q4/07, EBIT increased by 14%, with positive development throughout all business units. Marketing and trading volumes decreased compared to Q4/07 due to lower demand. In EconGas, both domestic sales volumes as well as sales volumes realized at foreign markets remained below Q4/07. Despite these lower volumes EconGas managed to improve its results as conditions for optimization effects were positive. Petrom's sales volumes, in contrast, increased compared to Q4/07, due to lower recorded temperatures resulting in higher consumption in Romania this year. Here the much higher import prices and quotas burdened the result which, accordingly, slightly decreased compared to Q4/07.

The **logistics business** benefited from stable marketed transportation capacity. Demand for storage services, both volumes and withdrawal rates, remained at the high level typical for the winter months and was close to the technical capacity limit. Injection rates, on the contrary, showed the expected seasonal decline.

As mentioned above, the inclusion of Doljchim contributed around EUR 3 mn to the EBIT (Q4/07: at EUR (3) mn, not included in G&P, but in E&P).

Legal principles and general accounting policies

The interim condensed consolidated financial statements for the three months ended March 31, 2008, have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as of December 31, 2007.

The accounting policies adopted in preparation of the interim condensed consolidated financial statements are consistent with those followed in preparation of the Group's annual financial statements for the year ended December 31, 2007. The valuation methods in effect on December 31, 2007, remain unchanged.

Changes in the consolidated Group

Compared with the consolidated financial statements as of December 31, 2007, the consolidated Group changed as follows:

In Exploration and Production (E&P), OMV (EGYPT) Exploration GmbH, Vienna, was fully consolidated in Q1/08.

In Refining and Marketing (R&M), the remaining 20.33% interest in Wärme-Energie Vorarlberg Beratung- und Handels GmbH, Lustenau, was acquired as of January 1, 2008. The interest held in Petrol Ofisi A.S., which is consolidated at-equity, was increased by another 0.82% to 40.40% at the end of March 2008.

Seasonality and cyclicality

Seasonality is of significance especially in G&P and R&M; for details please refer to section "Business segments".

In addition to the interim financial statements and notes, further information on main items affecting the interim financial statements as of March 31, 2008, is given as part of the description of OMV's business segments.

Income statement (unaudited)

Q4/07	Q1/08	Q1/07	Consolidated statement of income in EUR mn	2007	2006
5,727.89	5,954.63	4,594.06	Sales revenues	20,042.04	18,970.37
(52.72)	(45.23)	(52.99)	Direct selling expenses	(216.17)	(221.84)
(4,574.75)	(4,802.97)	(3,709.03)	Production costs of sales	(15,953.35)	(15,021.26)
1,100.42	**1,106.42**	**832.04**	**Gross profit**	**3,872.52**	**3,727.27**
55.54	62.58	67.02	Other operating income	211.93	265.87
(233.95)	(185.76)	(223.60)	Selling expenses	(900.20)	(913.86)
(91.48)	(67.99)	(72.74)	Administrative expenses	(323.79)	(297.09)
(113.03)	(26.79)	(17.34)	Exploration expenses	(221.20)	(170.91)
(11.50)	(3.68)	(2.62)	Research and development expenses	(15.46)	(13.24)
(214.28)	(89.65)	(70.80)	Other operating expenses	(439.32)	(537.02)
491.71	**795.13**	**511.96**	**Earnings before interest and taxes (EBIT)**	**2,184.49**	**2,061.02**
47.52	37.32	42.82	Income from associated companies	298.00	184.65
6.51	9.51	12.03	Dividend income	53.23	45.26
(43.55)	(50.18)	(19.08)	Net interest income	(127.43)	(61.42)
11.81	(18.43)	(2.33)	Other financial income and expenses	3.84	(73.28)
22.28	**(21.78)**	**33.44**	**Net financial result** [1]	**227.65**	**95.20**
513.99	**773.35**	**545.40**	**Profit from ordinary activities**	**2,412.14**	**2,156.23**
(160.40)	(207.27)	(144.89)	Taxes on income	(569.34)	(506.28)
353.59	**566.07**	**400.51**	**Profit from ordinary activities post taxes**	**1,842.80**	**1,649.94**
–	–	–	Results from discontinued operations net of taxes	–	8.30
353.59	**566.07**	**400.51**	**Net income for the period**	**1,842.80**	**1,658.24**
318.22	**445.74**	**331.77**	**thereof attributable to own shareholders**	**1,578.84**	**1,382.60**
35.38	120.33	68.74	thereof attributable to minority interests	263.96	275.64
1.07	**1.49**	**1.11**	**Basic earnings per share in EUR**	**5.29**	**4.64**
1.06	1.49	1.11	Diluted earnings per share in EUR	5.28	4.44
–	–	–	**Dividend per share in EUR** [2]	**1.25**	**1.05**

[1] Positions within the financial result have been reclassified according to IFRS 7 applied for the first time in Q4/07. Figures for previous periods have been adjusted accordingly.
[2] 2007: Proposal to the 2008 AGM

Q4/07	Q1/08	Q1/07	Δ%	in EUR mn	2007	2006	Δ%
47.52	**37.32**	**42.82**	**(13)**	**Income from associated companies**	**298.00**	**184.65**	**61**
17.92	49.44	39.55	25	thereof Borealis	186.06	114.45	63
23.95	(16.18)	3.67	n.m.	thereof Petrol Ofisi	103.94	46.86	122
–	–	(5.15)	n.a.	thereof AMI	(14.08)	(16.17)	(13)
4.55	3.87	3.29	17	thereof Oberösterreichische Ferngas	12.55	8.82	42

Notes to the income statement

First quarter 2008 (Q1/08)

The 30% increase in **consolidated sales** compared to Q1/07 was mainly driven by high crude and product prices. R&M represented 79% of total consolidated sales. G&P accounted for 17% and E&P for approximately 4% (sales in E&P being largely intra-group sales rather than third party sales).

The **Group's EBIT**, at EUR 795 mn, was 55% above the level of Q1/07, with high oil prices more than offsetting the weaker USD and lower refining margins. The EBIT contribution of **Petrom Group** was EUR 277 mn, 104% higher than in Q1/07. In Q1/08, **net special income** of EUR 4 mn – mainly related to non-core asset sales in Romania – was recorded. **Clean EBIT** increased by 65% to EUR 792 mn; the contribution of **Petrom** to the Group's clean EBIT was EUR 274 mn, 132% above last year's level.

The significantly reduced **net financial result** compared to Q1/07 was mainly driven by a considerably weaker net interest result as a consequence of an overall higher gearing level, a reduced at-equity result from Petrol Ofisi

(burdened by FX-losses due to TRY depreciation versus the USD) and by losses on the disposal of financial assets.

Current taxes on income of the Group were EUR 191 mn and expenses from **deferred taxes** of EUR 16 mn were recognized in Q1/08. The **effective corporate tax rate** was 26.8% (Q1/07: 26.6%). This slight increase is mainly attributable to lower profit contributions of subsidiaries consolidated at-equity; the stronger profit contribution of Petrom compared to Q1/07 mostly compensated this impact.

Net income after minorities (i.e. net income attributable to own shareholders) was EUR 446 mn, up 34% on Q1/07. Minority interests were EUR 120 mn. **Clean net income after minorities** was EUR 444 mn (Q1/07: EUR 317 mn). **EPS** for the quarter were EUR 1.49, **clean EPS** were also at EUR 1.49 (Q1/07: EUR 1.11 and EUR 1.06 respectively).

Compared to Q4/07, sales increased slightly, mainly driven by higher crude and product prices. EBIT was up by 62%, due to lower special charges compared to Q4/07. Clean EBIT increased by 15% compared to Q4/07 driven by high oil prices and a stronger contribution of R&M compared to Q4/07, that was burdened by two major shutdowns. The net financial result was below Q4/07, mainly due to lower income from Petrol Ofisi and losses on the disposal of financial assets. The effective corporate tax rate was 26.8% (Q4/07: 31.2%). This significant drop is mainly attributable to the weaker profit contribution of high-taxed E&P companies. As well as this, the strong profit contribution of Petrom in 2008 lowered the effective tax. Net income after minorities was up by 39% compared to Q4/07. Clean net income after minorities was up by 9%.

Balance sheet, capital expenditure and gearing (unaudited)

Consolidated balance sheet in EUR mn	March 31, 2008	Dec. 31, 2007
Assets		
Intangible assets [1]	824.96	521.32
Property, plant and equipment [1]	9,067.88	8,928.65
Investments in associated companies	1,933.13	2,125.63
Other financial assets	2,706.38	3,167.74
Other assets	45.96	16.50
Non-current assets	**14,578.32**	**14,759.85**
Deferred taxes	**52.29**	**55.53**
Inventories	2,161.32	2,444.17
Trade receivables	2,389.29	2,409.20
Other financial assets	224.19	594.04
Income tax receivables	79.76	61.83
Other assets	285.10	193.98
Cash in hand and at bank	651.11	699.56
Non current assets held for sale	30.07	31.34
Current assets	**5,820.84**	**6,434.13**
	20,451.45	**21,249.51**
Equity and liabilities		
Capital stock	300.00	300.00
Reserves	7,711.00	7,838.69
Stockholders' equity	**8,011.00**	**8,138.69**
Minority interests	2,251.45	2,200.83
Equity	**10,262.45**	**10,339.52**
Pensions and similar obligations	931.08	923.06
Bonds	455.15	466.99
Interest-bearing debts	447.39	448.81
Decommissioning and restoration obligations	1,569.46	1,555.95
Provisions	261.39	276.22
Other financial liabilities	103.00	93.06
Other liabilities	19.07	16.42
Non-current liabilities	**3,786.53**	**3,780.51**
Deferred taxes	**310.00**	**307.82**
Trade payables	1,918.48	2,195.62
Bonds	–	–
Interest-bearing debts	2,238.38	2,514.83
Provisions for income taxes	137.26	85.37
Other provisions	331.23	422.93
Other financial liabilities	618.77	694.99
Other liabilities	822.30	880.37
Liabilities associated with assets held for sale	26.04	27.56
Current liabilities	**6,092.47**	**6,821.67**
	20,451.45	**21,249.51**

[1] From Q1/08 onwards, unproved mineral property and related assets have been reclassified and are shown as part of intangible assets. Figures for previous periods have been adjusted accordingly.

Notes to the balance sheet as of March 31, 2008

Capital expenditure increased significantly to EUR 815 mn (Q1/07: EUR 528 mn). **E&P** invested EUR 628 mn (Q1/07: EUR 250 mn) mainly for the acquisition of the oil service activities of Petromservice and fields developments in Romania, Austria, the UK, Kazakhstan and New Zealand. CAPEX in the **R&M** segment was EUR 144 mn (Q1/07: EUR 226 mn), mainly for investments in quality enhancement projects in Austria and Romania. The main focus of the EUR 27 mn investment in the **G&P** segment (Q1/07: EUR 32 mn) was the West-Austria gas pipeline (WAG) expansion project. CAPEX in the **Corporate and Other** (Co&O) segment was EUR 16 mn (Q1/07: EUR 19 mn).

Compared to year-end 2007, **total assets** decreased by EUR 798 mn or 4% to EUR 20,451 mn, with the increase in tangible and intangible assets of EUR 443 mn being more than offset by a decline in financial assets (including trade receivables and cash) of EUR 1,092 mn and in inventories of EUR 283 mn. A major contributor to this development was the reduction of investments in securities as well as in the value of the MOL and Petrol Ofisi investments, mainly due to the fall in MOL's share price and the weakening of the Turkish Lira, respectively.

Equity decreased by approximately 1%, mainly caused by foreign exchange rate movements and changes in the fair value of MOL shares. The Group's **equity ratio** of 50% increased slightly compared with year-end 2007 (49%).

The total number of own shares held by the Company amounted to 1,237,800 as of March 31, 2008 (December 31, 2007: 1,269,066).

As of March 31, 2008, short- and long-term borrowings and bonds stood at EUR 3,148 mn (December 31, 2007: EUR 3,431 mn) while cash and cash equivalents (including current securities and investments) decreased to EUR 651 mn (December 31, 2007: EUR 978 mn). Thus OMV slightly increased its **net debt** position to EUR 2,497 mn, compared to EUR 2,453 mn at the end of 2007.

As of March 31, 2008, the **gearing ratio** was 24.3% (December 31, 2007: 23.7%).

Cash flows (unaudited)

Q4/07	Q1/08	Q1/07	Summarized statement of cash flows in EUR mn	2007	2006
353.59	566.07	400.51	Net income for period/year	1,842.80	1,658.24
305.86	204.38	206.00	Depreciation and amortization	977.46	809.55
(0.45)	(3.24)	(1.11)	Write-ups of non-current assets	(5.69)	(5.63)
19.93	16.15	2.32	Deferred taxes	22.97	19.03
9.29	15.48	(3.29)	Losses/(gains) on the disposal of non-current assets	17.43	(68.87)
23.78	(6.29)	(18.45)	Net change in provisions for pensions and severance payments	(58.30)	3.74
23.39	(17.24)	20.96	Net change in other long-term provisions and abandonment payments	89.10	(40.53)
(18.88)	(5.53)	20.33	Other adjustments	(214.79)	(155.91)
716.52	**769.77**	**627.27**	**Sources of funds**	**2,670.98**	**2,219.62**
(156.13)	214.39	(228.89)	(Increase)/decrease in inventories	(500.17)	21.34
(339.19)	(52.86)	(183.79)	(Increase)/decrease in receivables	(755.67)	72.20
135.33	(112.33)	466.30	(Decrease)/increase in liabilities	553.01	(173.13)
141.02	(5.94)	(10.21)	(Decrease)/increase in short-term provisions	98.11	(112.82)
0.00	–	–	Other changes	0.00	–
497.55	**813.04**	**670.68**	**Cash flow from operating activities**	**2,066.25**	**2,027.21**
			Investments		
(729.26)	(1,012.91)	(510.08)	Intangible assets and property, plant and equipment	(2,317.82)	(1,376.47)
(88.55)	(44.72)	(25.13)	Investments, loans and other financial assets	(1,419.34)	(961.30)
1.20	(1.08)	(0.59)	Acquisitions of subsidiaries net of cash acquired	(3.98)	(161.92)
(0.22)	276.02	32.41	(Increase)/decrease in short-term financial assets and assets held for sale	26.23	(48.82)
			Disposals		
32.91	206.19	58.87	Proceeds from sale of non-current assets	125.73	321.64
(0.16)	–	–	Proceeds from the sale of subsidiaries, net of cash disposed	15.76	1.00
(784.09)	**(576.50)**	**(444.52)**	**Cash flow from investing activities**	**(3,573.42)**	**(2,225.87)**
4.76	14.13	2.45	Increase in long-term borrowings	23.19	275.85
(10.99)	(5.30)	(199.29)	Repayments of long-term borrowings	(232.05)	(141.10)
–	–	(1.12)	Repurchase of convertible bonds	(1.12)	(525.11)
–	–	(64.86)	Repurchase of own shares	(64.86)	(201.79)
96.67	(279.63)	(16.37)	(Decrease)/increase in short-term borrowings	1,421.34	696.56
(1.38)	–	(6.67)	Dividends paid	(487.21)	(377.62)
–	1.27	–	Capital introduced including sale of treasury stock	0.96	0.49
89.07	**(269.53)**	**(285.86)**	**Cash flow from financing activities**	**660.25**	**(272.73)**
(28.34)	(15.46)	5.67	Effect of exchange rate changes on cash and cash equivalents	(17.78)	84.39
(225.82)	**(48.45)**	**(54.03)**	**Net (decrease)/increase in cash and cash equivalents**	**(864.70)**	**(387.00)**
925.38	699.56	1,564.26	Cash and cash equivalents at beginning of period	1,564.26	1,951.26
699.56	**651.11**	**1,510.23**	**Cash and cash equivalents at end of period**	**699.56**	**1,564.26**

Notes to the cash flows

In Q1/08, **free cash flow** (defined as net cash from operating activities less net cash used in investing activities) showed an inflow of funds of EUR 237 mn (Q1/07: EUR 226 mn). Since no dividends were paid out in Q1/08, **free cash flow less dividend payments** equals the free cash flow (Q1/07: EUR 219 mn free cash flow less dividend payments after payment of EUR 7 mn dividends). The inflow of funds from net income, adjusted for non-cash items such as depreciation, net change of provisions, non-cash income from investments and other positions, was EUR 770 mn (Q1/07: EUR 627 mn); **net working capital** generated an additional cash inflow of EUR 43 mn (Q1/07: EUR 43 mn). **Cash flow from investing activities** (outflow of EUR 577 mn, Q1/07: EUR 445 mn) included – apart from increased payments for investments in intangible assets and property, plant and equipment – cash inflows from the disposals of financial assets. **Cash flow from financing activities** reflected an outflow of funds amounting to EUR 270 mn (Q1/07: EUR 286 mn), mainly resulting from the reduction of short-term borrowings.

Changes in stockholders' equity (unaudited)

in EUR 1,000	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stock-holders	Minority interests	Stockholders' equity
January 1, 2008	300,000	782,385	6,318,288	751,943	(13,929)	8,138,687	2,200,833	10,339,520
Unrealized gains/(losses)								
on revaluation of securities:								
Profit/(loss) for the year before taxes on income				(301,659)		(301,659)	(412)	(302,071)
Income taxes				(680)		(680)	65	(615)
Realized (gains)/losses recognized in income statement before taxes on income				19,653		19,653		19,653
Income taxes				(4,909)		(4,909)		(4,909)
on revaluation of hedges:								
Profit/(loss) for the year before taxes on income				(5,536)		(5,536)	429	(5,107)
Income taxes				1,545		1,545	(107)	1,438
Realized (gains)/losses recognized in income statement before taxes on income				2,655		2,655	(2,049)	606
Income taxes				(865)		(865)	408	(457)
Exchange differences from translation of foreign operations				(276,298)		(276,298)	(59,813)	(336,111)
Realized (gains)/losses recognized in income statement				(8,040)		(8,040)	(7,725)	(15,765)
Gains/(losses) recognized directly in equity , net of taxes on income				(574,134)		(574,134)	(69,204)	(643,339)
Net income for year			445,739			445,739	120,332	566,071
Total gains/(losses) for the year			445,739	(574,134)		(128,395)	51,128	(77,267)
Sale of own shares		930			343	1,273		1,273
Increase/(decrease) in minority interests			(565)			(565)	(515)	(1,080)
March 31, 2008	300,000	783,315	6,763,462	177,808	(13,586)	8,011,000	2,251,446	10,262,446

in EUR 1,000	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stock-holders	Minority interests	Stockholders' equity
January 1, 2007	300,003	795,298	5,042,902	854,989	(14,141)	6,979,051	2,197,209	9,176,260
Unrealized gains/(losses)								
on revaluation of securities:								
Profit/(loss) for the year before taxes on income				3,657		3,657	(2,334)	1,323
Income taxes				419		419	374	793
Realized (gains)/losses) recognized in income statement before taxes on income				908		908	873	1,781
Income taxes				(146)		(146)	(140)	(286)
on revaluation of hedges:								
Profit/(loss) for the year before taxes on income				4,954		4,954	3,552	8,506
Income taxes				(2,684)		(2,684)	(854)	(3,538)
Realized (gains)/losses recognized in income statement before taxes on income				(6,959)		(6,959)	3,828	(3,131)
Income taxes				8,728		8,728	(612)	8,116
Recycling to acquisition cost				(14,481)		(14,481)	1,060	(13,421)
Income taxes				(177)		(177)	(170)	(347)
Exchange differences from translation of foreign operations				15,594		15,594	16,085	31,679
Gains/(losses) recognized directly in equity, net of taxes on income				9,813		9,813	21,662	31,475
Net income for year			331,773			331,773	68,740	400,513
Total gains/(losses) for the year			331,773	9,813		341,586	90,402	431,988
Dividend distribution							(6,672)	(6,672)
Repurchase of own shares					(64,861)	(64,861)		(64,861)
Repurchase of convertible bonds		(255)				(255)		(255)
Converting of convertible bonds		(13,366)			64,727	51,361		51,361
Redemption of convertible bonds		(6)				(6)		(6)
Increase/(decrease) in minority interests						0		0
March 31, 2007	**300,003**	**781,671**	**5,374,675**	**864,802**	**(14,275)**	**7,306,876**	**2,280,939**	**9,587,815**

Dividends

No dividends were paid in Q1/08. For the year 2007, a dividend payment of EUR 1.25 per share will be proposed to the OMV Annual General Meeting, which will be held on May 14, 2008, representing an increase of 19%.

Primary segment reporting

Sales [1]

Q4/07	Q1/08	Q1/07	Δ%	in EUR mn	2007	2006	Δ%
1,292	1,181	892	32	Exploration and Production	4,247	3,968	7
4,548	4,705	3,499	34	Refining and Marketing	16,312	17,253	(5)
1,045	1,061	889	19	Gas and Power	3,096	2,071	50
56	72	66	8	Corporate and Other	261	257	2
6,941	**7,019**	**5,346**	**31**	**Segment subtotal**	**23,916**	**23,549**	**2**
(1,213)	(1,065)	(752)	41	less: internal sales	(3,874)	(4,578)	(15)
5,728	**5,955**	**4,594**	**30**	**OMV Group**	**20,042**	**18,970**	**6**

[1] Consolidation book entries were allocated to the respective business segments.

EBIT [1]

Q4/07	Q1/08	Q1/07	Δ%	in EUR mn	2007	2006	Δ%
563	679	421	61	Exploration and Production	1,933	1,908	1
(119)	43	29	50	Refining and Marketing	84	121	(30)
77	88	79	11	Gas and Power	244	135	81
(29)	(15)	(17)	(9)	Corporate and Other	(77)	(103)	(26)
492	**795**	**512**	**55**	**Segment subtotal**	**2,184**	**2,061**	**6**
(196)	**4**	**32**	**(89)**	**Special items**	**(192)**	**(196)**	**(2)**
(58)	–	–	n.a.	thereof: Personnel & restructuring	(79)	(143)	(44)
(65)	–	13	n.a.	Unscheduled depreciation	(86)	(82)	5
4	4	19	(79)	Asset disposal	26	70	(63)
(77)	(0)	–	n.a.	Other	(52)	(40)	31
688	**792**	**480**	**65**	**OMV Group clean EBIT** [2]	**2,377**	**2,257**	**5**
648	679	389	75	thereof: Exploration and Production	1,978	1,974	0
(9)	40	29	39	Refining and Marketing	224	219	3
79	88	79	11	Gas and Power	250	135	85
(30)	(15)	(17)	(9)	Corporate and Other	(76)	(71)	7

[1] Consolidation book entries were allocated to the respective business segments.
[2] Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

Other notes

Significant transactions with related parties

With the associated companies Borealis AG and Bayernoil Raffineriegesellschaft mbH, business transactions in the form of supplies of goods and services take place on a constant and regular basis.

Declaration of the management

The interim condensed consolidated financial statements for the three months ended March 31, 2008, have been prepared in accordance with IAS 34 Interim Financial Reporting and present fairly, in all material respects, the financial position of the Group as of March 31, 2008, and of its financial performance and its cash flows for the period from January 1, 2008, to March 31, 2008. The Directors' report is consistent with the condensed consolidated financial statements for the three months ended March 31, 2008.

Vienna, May 5, 2008

The Executive Board

Wolfgang Ruttenstorfer
Chairman

Gerhard Roiss
Deputy Chairman

Werner Auli

David C. Davies

Helmut Langanger

Economic environment: Oil prices and exchange rates


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80
Brent
EUR/USD
EUR/RON
Q2/07
Q3/07
Q4/07
Q1/08

Crude oil demand grew by 1.4% to 87.3 mn bbl/d as compared to Q1/07. The overall increase resulted from a 0.2 mn bbl/d decrease in demand in the OECD area and a 1.4 mn bbl/d increase in non-OECD countries. About half of the additional demand came from Asia.

World production at 87.3 mn bbl/d matched global demand volumes thereby leaving crude oil reserves at last year's level. Including the new member country Ecuador, OPEC's oil production was at 32.3 mn bbl/d while NGL volumes were at 4.9 mn bbl/d. Production rose by 5%, or 1.5 mn bbl/d, with both Saudi Arabia and Iraq seeing an increase of 0.5 mn bbl/d each. Within OPEC, production shrunk by 9% in Nigeria and 2% in Venezuela. In OECD member countries and in South America, the production levels could not be sustained (decline of 0.4 mn bbl/d each). In both, the CIS countries and in China, however, production increased by 0.1 mn bbl/d.

The average **Brent oil price** in Q1/08 was at USD 96.71/bbl, which was 67% higher than in Q1/07 (USD 57.76/bbl). On March 1, the Brent oil price exceeded the USD 100 mark for the first time, and reached a peak of USD 109.09/bbl on March 14. Although the weak dollar dampened the hike in prices for key petroleum products on the Rotterdam market, the price increases were still massive on a EUR basis. The current physical supply situation on the crude oil and product markets is only partly responsible for the increase in prices. Worries about crude oil delivery disruptions in Nigeria and South Iraq, product scarcity caused by refinery standstills as well as declining reserve volumes for middle distillates have all contributed to driving prices up. The average **Urals** price was USD 93.00/bbl, 71% above Q1/07.

The weakness of the USD was additionally boosted by the significant interest rate cuts by the Federal Reserve. The average **EUR/USD** exchange rate was 1.498 compared to 1.311 in Q1/07, representing a 14% decline in the value of the USD. The **Romanian leu (RON)** weakened in Q1/08 against the EUR to an average of 3.690/EUR, 9% on average below Q1/07.

Q4/07	Q1/08	Q1/07	Δ%		2007	2006	Δ%
88.45	96.71	57.76	67	Average Brent price in USD/bbl	72.39	65.14	11
85.90	93.00	54.26	71	Average Urals price in USD/bbl	69.38	61.35	13
1.449	1.498	1.311	14	Average EUR/USD FX-rate	1.371	1.256	9
3.454	3.690	3.381	9	Average EUR/RON FX-rate	3.335	3.526	(5)
2.381	2.465	2.580	(4)	Average USD/RON FX-rate	2.436	2.809	(13)
5.25	4.13	4.11	0	NWE refining margin in USD/bbl	4.88	4.85	1
4.60	3.70	5.70	(35)	Med Urals refining margin in USD/bbl	5.32	5.41	(2)

Source: Reuters

Stock watch


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Q2/07
Q3/07
Q4/07
Q1/08
FTSE Global Energy
OMV
FTSE Eurotop 100
ATX

Supported by a strong year-end rally, the **OMV share** price started 2008 at EUR 55.42. In Q1/08, it reached its high of EUR 57.80 on January 8 and then declined to the quarterly low of EUR 40.71 on March 20. The share price finished Q1/08 at EUR 41.86. Thus, overall, the price for OMV shares on the Vienna Stock Exchange fell by 24% in Q1/08. International financial markets also showed a considerably weaker performance with the FTSE Eurotop 100 falling by 17%, the Nikkei by 20% and the Dow Jones by 8%. Austrian shares followed the international trend, with the ATX down by 17%. The FTSE Global Energy Index (composed of the largest oil and gas companies worldwide) declined by 14%.

ISIN: AT0000743059	Market capitalization (March 31)	EUR 12,558 mn
Wiener Börse: OMV	Last (March 31)	EUR 41.86
Reuters: OMV.VI	Year's high (January 8)	EUR 57.80
Bloomberg: OMV AV	Year's low (March 20)	EUR 40.71
ADR Level I: OMVKY	Shares outstanding (March 31)	298,762,200
	Shares outstanding (weighted) in Q1/08	298,734,370
ISIN: AT0000341623	3.75% OMV Bond (2003-2010)	

Abbreviations

bbl: barrel(s), i.e. 159 liters; bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm: cubic meter; E&P: Exploration and Production; EPS: earnings per share; EUR: euro; G&P: Gas and Power; LNG: liquefied natural gas; m: meter; mn: million; n.a.: not available; n.m.: not meaningful; NGL: natural gas liquids; NWE: North-West European; R&M: Refining and Marketing including petrochemicals; RON: Romanian leu; t: tons; TRY: Turkish lira; USD: US dollar

OMV contacts

Ana-Barbara Kunčič, Investor Relations — Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Thomas Huemer, Press Office — Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com
Homepage: www.omv.com

END